USA VIDEO INTERACTIVE CORP.





05008685

May 27, 2005



RECEIVED
JUN 03 2005
213
PROCESSING
SECTION

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Per:
Anton (Tony) J. Drescher
Director

/ad
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



For release May 27, 2005

Contact USA Video Interactive Corp.
Phone: 860 434 5535 - Ext 125
e-mail: info@usvo.com

SUMMARY DECISION IN PATENT LITIGATION STANDS

(Old Lyme, Connecticut – May 27, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX.V: US; BSE/Frankfurt: USF; **http://www.usvo.com**),

USA Video Interactive Corp. (the "Company") announces that the Honorable Judge Kent A. Jordon of the U.S. District Court for the District of Delaware, has denied the Company's motion for reconsideration, which leaves standing the court's previous order of summary judgment against the Company in its patent infringement litigation against Movielink LLC (see the Company's News Release dated January 31, 2005). The Company will evaluate possible further steps in this litigation. In the meantime, the Company continues to focus on the development and marketing of its MediaSentinel ™ digital watermarking technology and in particular, the marketing relationships with First Serve International, LLC and Lightning Media as announced in the Company's News Releases dated May 11, 2005 and September 22, 2004, respectively.

Current Business

USVO has developed and is currently working towards the commercialization of a turn-key embedded work station that provides lip synchronized video/audio intelligent watermarking solution for content (movies, broadcasting) forensic tracking purposes (the "*MS 200*"). The MS 200 product will come as a professional rack-mount type workstation with SmartMark 2.0 embedded software that works with Windows 2000 or XP, in conjunction with existing professional recording/playback equipment. SmartMark 2.0 software can be used to insert a unique set of content density monitoring particles ('content agents') in USVO's MediaSentinel™ watermark generator that goes onto a digital tape. Any copy onto a disc or a peer-to-peer file still carries the set of content agents, creating a robust, video dynamics oriented watermark generation solution.

MediaSentinel™ is a digital watermark based technology, which deters video content piracy by preserving in any unauthorized copies, an encrypted identifier which was embedded in the original authorized video content.

With SmartMark 2.0 implemented into a MS 200 workstation, large volumes of uniquely watermarked digital master and sub-master copies can be created. Key management generates a set of keys unique for each user, such as company name, USVO's internal company code, or other parameter, used as a "seed" for key generation.

SmartMark 2.0 powers the underlying USVO MediaSentinel™ watermark technology as a significantly enhanced version of the same technology that was deployed last October at Lightning Media's facility, Hollywood, California, with the primary goal of safeguarding the original content and assisting in the discovery of the origin of illegally copied and distributed versions of motion pictures and broadcast shows prior to their official release.

A new graphical user interface provides control of the watermarking and key management process. The results of the SmartMark 2.0 process are extremely piracy-attack resistant and uniquely marked and identify content master copies as an input onto a DVD disc.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Edwin Molina",
President and CEO

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

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